Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in Thousands)

	Reorganized			Predecessor
	For the Years Ended September 30,
	2006	2005	2004	2003		2002
Earnings to fixed charges calculation (1)

Income (loss) from continuing operations before income taxes	$25,006	$18,504	$7,495	$(31,411)		$(11,870)
Fixed charges	34,384	34,392	34,392	48,407		44,515

	$59,390	$52,896	$41,887	$16,996		$32,645

Fixed charges:

Interest expense	$33,410	$33,419	$33,392	$47,445		$43,466
Interest portion of rent expense.	974	973	1,000	962		1,049

	$34,384	$34,392	$34,392	$48,407		$44,515

Ratio of earning to fixed charges	1.73	1.54	1.22	N/A	(2)	N/A	(2)

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus the portion of the rent expense estimated to represent interest.

(2)	Earnings were insufficient to cover fixed charges for the years ended September 30, 2003 and 2002 by $31.4 million, and $11.9 million, respectively.